Exhibit 1.01

Conflict Minerals Report of Pacific Biosciences of California, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“CMR”) of Pacific Biosciences of California, Inc. (“PACB,” the “Company,” “we,” “us,” or “our”) for the reporting period January 1, 2016 to December 31, 2016 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Company Overview

PACB designs, develops and manufactures sequencing systems to help scientists resolve genetically complex problems. Based on the Company’s novel Single Molecule, Real-Time (SMRT®) Sequencing technology, its products enable: de novo genome assembly to finish genomes in order to more fully identify, annotate and decipher genomic structures; full-length transcript analysis to improve annotations in reference genomes, characterize alternatively spliced isoforms and find novel genes; targeted sequencing to more comprehensively characterize genetic variations; and DNA base modification identification to help characterize epigenetic regulation and DNA damage. The Company’s technology combines very high consensus accuracy and long read lengths with the ability to detect real-time kinetic information.

In September 2015, PACB announced that it had launched a new nucleic acid sequencing platform, the SequelTM System, which will provide higher throughput, more scalability, a reduced footprint and lower sequencing project costs compared to the PacBio® RS II System, while maintaining the existing benefits of the Company’s SMRT Technology.

PACB supports the goal of avoiding the use of “conflict minerals” mined from troubled regions in the Democratic Republic of the Congo (“DRC”) and adjoining countries the exploitation and trade of which may help finance armed conflict or benefit armed groups.  PACB conducted an analysis of its products and found that “conflict minerals,” which includes gold, columbite-tantalite (coltan or tantalum), cassiterite (tin), and wolframite (tungsten) (collectively, “3TG”), can be found in its PacBio® RS II instrument, the SequelTM instrument and certain consumables used with the SequelTM System. Therefore, the products that PACB manufactures are subject to the reporting obligations of Rule 13p-1.

Reasonable country of origin inquiry

The Company’s Reasonable Country of Origin Inquiry (“RCOI”) process began with an evaluation of its suppliers that provided materials, components or products that became part of products PACB manufactured or contracted to manufacture in 2016, which it knew contained or were likely to contain 3TG minerals. This evaluation consisted of examining internal records such as bills of materials or other product specifications and performing a qualitative review of purchasing records and/or information provided by the supplier. Based on PACB’s evaluation, it surveyed the suppliers of those materials, components or products which it concluded contained or were likely to contain 3TG minerals. The suppliers were asked to report on the presence of any 3TG minerals in the goods sold to PACB. In cases where PACB confirmed that 3TG minerals were present, it asked the applicable supplier to submit information to PACB about the country of origin of the 3TG minerals.

Due Diligence

PACB performed due diligence procedures to determine the conflict minerals status of the 3TG minerals used in its products. In conducting its due diligence, PACB implemented the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”), an internationally recognized due diligence framework.  The Company designed its due diligence process, management and measures within the OECD Framework for a company downstream in the supply chain.

As a company in the DNA sequencing market, PACB is several levels removed from the actual mining of 3TG. PACB does not make purchases of raw ore or unrefined 3TG and makes no purchases of 3TG directly from the DRC or an adjoining country (together, the “Covered Countries”).

The following is a summary of the due diligence actions that PACB has taken with regard to the reporting period for which this CMR is submitted:

1)	Establish strong company management systems

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Established an internal management team and coordinator to ensure compliance with respect to the reporting requirements relating to conflict minerals. PACB’s internal management team consists of, or works with, representatives from supply chain and procurement, engineering, legal and finance.

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Defined the scope of PACB’s conflict minerals due diligence by identifying and reaching out to current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG.

•	Determined data gathering and assessment procedures in order to understand the scope of PACB’s supply chain inquiry.

2)	Identify and assess risks in the supply chain

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Adopted the standard Conflict Minerals Reporting Template established by the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) for data collection and verification. PACB requested product-level information from its direct suppliers on the parts and products it purchased from them.

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In an effort to increase awareness of PACB’s conflict minerals program, PACB provided suppliers with background materials describing the conflict minerals rule, leading industry initiatives, conflict minerals tracing, reporting requirements, and other guidelines and resources relating to conflict minerals.

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Relied on these supplier’s responses to provide PACB with information about the source of conflict minerals contained in the components supplied to PACB. PACB’s direct suppliers of 3TG minerals are similarly reliant upon information provided to them by their respective suppliers.

•	PACB reviewed and evaluated all supplier responses for consistency and completeness, as well as the origin of those materials.

3)	Design and implement a strategy to respond to identified risks

•	The status and findings of PACB’s RCOI and due diligence efforts were reported to senior management.

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PACB followed a risk mitigation plan that is consistent with its conflict minerals approach: if a smelter or refiner in the supply chain were known to be sourcing from a mine within a Covered Country which directly or indirectly finances or benefits armed groups, PACB would consider all available options, including, but not limited to, making changes to its sourcing of those items.

4)	Independent third-party audits of smelter’s or refiner’s due diligence practices

PACB uses resources from the OECD and from the Conflict-Free Sourcing Initiative (“CFSI”) of the EICC and GeSI, including CFSI’s conflict-free smelter lists. The CFSI is a global leader for the responsible sourcing of minerals and provides information on conflict-free smelters and refiners, common tools to gather sourcing information, and forums for exchanging best practices on addressing Conflicts Minerals. Since PACB is a downstream company, the Company relied on cross-industry initiatives such as a “conflict-free” designation from the Conflict-Free Smelter Program (CFSP) led by the CFSI in its due diligence efforts.

5)	Report on supply chain due diligence

PACB plans to continue to report annually to the SEC by filing a Form SD and Conflict Minerals Report as required by applicable law.

Findings and Conclusion

PACB sent out surveys to the 60 suppliers identified in its due diligence efforts and received responses from 57 suppliers, providing a 95% response rate.  Consistent with the prior year, suppliers and manufacturers generally provided facility information at the “Company Level,” which represents the suppliers’ and manufacturers’ entire product lines, and generally did not limit their responses to facility information for covered minerals in products they specifically supply to PACB.  In 2016, 13 suppliers provided responses specific to PACB products (“Product Level”) compared to 4 in 2015.

Out of the 57 responses received, 8 stated that their products do not contain 3TG minerals, 6 stated that the 3TG minerals were not sourced from the Covered Countries, 17 stated that at least some of their 3TG minerals were sourced from Covered Countries and 26 stated that they were uncertain as to the origin of the 3TG minerals in their products or did not provide sufficient information to adequately determine the source.  Of the 17 suppliers that stated that at least some of their 3TG minerals were sourced from Covered Countries, 13 noted that all of their products were from sources certified as being conflict-free, actively obtaining conflict-free certification, or had complete control from mine to production.  The remaining sources were uncertified or had an unknown certification status.  However, PACB has not identified any known instances in which any 3TG minerals were sourced directly or indirectly from armed groups of the conflict regions of the Covered Countries.

Of the 43 suppliers whose responses indicated that their products may contain 3TG sourced from the Covered Countries, all but 9 of those suppliers responded at the Company Level. As a result, many of those smelters identified by PACB’s suppliers in Company Level declarations may not actually be involved in the products supplied to PACB. For the 9 suppliers that indicated that their products may contain 3TG sourced from the Covered Countries that responded at the Product Level, all 9 noted that 3TG minerals sourced from Covered Countries were from sources certified as being conflict-free, actively obtaining conflict-free certification, or had complete control from mine to production.

Based on the representations made by its suppliers, PACB does not have sufficient information to determine whether its supply chain is “DRC conflict-free” for the calendar year 2016. PACB has been unable to determine the origin of all 3TG used in certain integrated circuits and other components used in the manufacturing of its instruments and related consumables. This was due to a lack of information from its suppliers to conclude whether the 3TG minerals originated in the Covered Countries and, if so, whether the 3TG minerals were from recycle or scrap sources, were DRC conflict-free, or have not been found to be DRC conflict-free.

Future Steps

PACB is continuing to develop methods, implement tools and adopt procedures that are designed to be both auditable and in accordance with the OECD Framework. In the next compliance period, PACB intends to continue to develop its processes in working with its suppliers to provide accurate and complete information regarding conflict mineral sourcing.

Additional Risk Factors and Considerations

This CMR contains forward looking statements relating to actions that PACB may take in the future. Such statements are based on the current expectations of PACB management and are neither promises nor guarantees of future performance of the actions. Subsequent events and developments may cause management’s views to change. While PACB may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this report.

The statements above are based on the due diligence performed in good faith by PACB. The statements are all based on information available at the time, and many factors can introduce errors impacting PACB’s conflict minerals status. Some factors could include but are not limited to unavailable supplier data, incomplete supplier data, incomplete smelter data, errors or omissions in supplier or smelter responses, and suppliers or smelter operators who are unfamiliar with the conflict minerals rules and protocols for responding to requests for information about conflict minerals.

Suppliers and manufacturers generally provided facility information at the Company Level, representing the suppliers’ and manufacturers’ entire product lines, and generally did not limit their responses to facility information for covered minerals in products they specifically supply to PACB.

Independent Private Sector Audit

This CMR has not been subject to an independent private sector audit as allowed under Rule 13p-1.